

June 22, 2015

Mr. Adam Markman
Chief Financial Officer
Equity Commonwealth
Two North Riverside Plaza, Suite 600
Chicago, IL 60606

>   **Re: Equity Commonwealth**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed February 19, 2015**
>   **File No. 001-09317**

Dear Mr. Markman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview, page 51

1. We note your disclosure on page 52 that, effective October 1, 2014, you engaged CBRE to conduct your day-to-day property management services for your U.S. properties. We further note you pay CBRE a property-by-property management services fee and will reimburse CBRE for certain expenses incurred in the performance of its duties. In future Exchange Act periodic reports, please more specifically describe how such fees are determined and quantify the aggregate fees and reimbursements that you have paid or are payable to CBRE or advise.

2. We note your disclosure on page 51 that leases entered into during the year ended December 31, 2014, including both lease renewals and new leases, had weighted average cash rental rates that were approximately 1.7% lower than prior rental rates for the same space and weighted average GAAP rental rates that were approximately 3.4% higher than

prior rental rates for the same space. In future Exchange Act periodic reports, please revise to separately compare rental rates for lease renewals and new leases as well as briefly explain the reasons for the difference between weighted average cash rental rates and weighted average GAAP rental rates.

3. We note that leases representing approximately 11% of your annualized rental revenue and square footage will expire by the end of the current fiscal year. In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents.

<u>Funds From Operations (FFO) and Normalized FFO, page 69</u>

4. Please tell us why management did not exclude the excess redemption price paid over carrying value of preferred shares in calculation FFO attributable to Equity Commonwealth common shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel